The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinatti, OH 45231-1764

October 14, 2011

VIA EDGAR

W. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Response Letters Dated August 5, 2011 and September 19, 2011
File No: 1-13293

Dear Mr. Cash:

The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated October 11, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”) and hereby submits this letter in response. The Staff’s comment is reprinted below and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Executive Compensation

Compensation Discussion and Analysis

Annual Performance-Based Bonuses, page 108

6.	Comment: We note your disclosure that Mr. Max Hillman’s gross margin dollar performance target was $236.6 million. Please also disclose your actual company-wide gross margin as a dollar amount.

John Cash, Accounting Branch Chief

Division of Corporation Finance

October 14, 2011

Response: The Company acknowledges the Staff’s comment and will revise the tabular disclosure and notes thereto under the heading “Annual Performance-Based Bonuses” in future applicable filings with the Commission as follows:

The table below shows the percentage of the bonus target obtained for each criterion by each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA (1)	GM$ (2)	GM% (3)	ROANTA (4)	Safety (5)	PMO’s (6)
Max W. Hillman	97.7%	75.6%	0.0%	111.0%	100%	100.0%
James P. Waters	97.7%	n/a	0.0%	111.0%	100%	100.0%
Richard P. Hillman	97.7%	59.2%	0.0%	n/a	100%	78.3%
George L. Heredia	97.7%	103.2%	0.0%	n/a	100%	0.0%
Albert M. Church	97.7%	139.6%	0.0%	n/a	100%	139.1%

(1)	The Company achieved EBITDA, as adjusted for certain non-recurring items, of $84.3 million on a performance bonus target of $84.4 million.

(2)	The gross margin dollar performance target varies by NEO. Mr. Max Hillman’s gross margin performance target was based on a corporate-wide gross margin target of $236.6 million for the year ended December 31, 2010. Actual corporate-wide gross margin achieved was $236.1 million, which was adjusted, for purposes of determining Mr. Max Hillman’s bonus, to $234.8 million to reflect the elimination of certain royalty expenses following the May 28, 2010 Merger Transaction. Mr. Richard Hillman’s gross margin bonus target was based only on gross margin on the Company’s independent, regional hardware and All Points customers. The gross margin bonus target for this group of customers was $113.2 million with actual gross margin achieved of $111.6 million. Mr. Heredia’s gross margin target was based on sales by the engraving business of $19.0 million and actual gross margin achieved of $19.1 million. Mr. Church had a gross margin bonus target for Lowe’s and Home Depot of $74.4 million. Lowe’s and Home Depot’s actual gross margin was $75.3 million for the year ended December 31, 2010.

(3)	The Company achieved a gross margin percentage of 51.1% on a target of 51.9%.

(4)	The Company achieved Return On Net Tangible Assets (“ROANTA”) of 55.3% on a target of 55.0%.

(5)	The Company’s safety objective is to reduce the number of OSHA recordable safety violations. The Company’s 2010 performance target and the actual number of OSHA recordable safety violations were each 37.

(6)	The performance management objective (“PMO”) for each of Mr. Max Hillman and Mr. Waters was to develop a distribution and manufacturing rationalization plan for 2011, which was achieved. Mr. Richard Hillman’s PMO was to maintain 2010 field service and sales expense at 12.31% of corporate net sales. Actual field service and sales expense was 12.39% of corporate net sales. Mr. Heredia’s PMO was to place an additional 550 engraving machines in retail locations, which was not achieved. Mr. Church’s PMO was to maintain 2010 field service expense as a percentage of net sales for national account customers at 10.24%. The actual field service expense as a percentage of net sales for national account customers was 10.12%.

John Cash, Accounting Branch Chief

Division of Corporation Finance

October 14, 2011

*        *        *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.

Sincerely,

/s/ James P. Waters
James P. Waters
Executive Vice President and Chief Operating Officer The Hillman Companies, Inc.

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP